EXHIBIT 99.11

CREAM MINERALS LTD.
Suite 890 – 789 West Pender Street
Vancouver, B.C.  V6C 1H2
www.creamminerals.com

September 6, 2013	TSX Venture Exchange Symbol: CMA U.S. 20-F Registration: 000-29870 OTCQB: CRMXF Frankfurt Stock Exchange: DFL

Cream Minerals Announces Termination of Investor Relations Agreement

Vancouver, BC – September 6, 2013 - Cream Minerals Ltd. (TSX-V: CMA) ("Cream" or the “Company”) announces that Cream and John Walter Communications Inc. (“JWCI”) have agreed to mutually terminate the investors relations agreement effective September 5, 2013. The change to the Company’s investor relations services is intended as a cost cutting measure while the corporate reorganization and financing proceeds. Cream thanks John Walters President, JWCI for his commitment to Cream and the quality service he provided to the Company.

Following October 8, 2013 please direct all investor inquiries to Mr. Robert Paul or Mr. Ronald Lang, incoming President and CEO. They may be reached at 604-687-4622 or info@creamminerals.com

Cream Minerals is a silver-gold exploration company. To learn more about Cream Minerals please click here www.creamminerals.com

Christopher Hebb, LLB,  Chairman
Chairman of the Board

Michael E. O’Connor
President & CEO

Tel: (604) 687-4622 Fax: (604) 687-4212 Toll Free: 1-888-267-1400
Email: info@creamminerals.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.